Exhibit 99.1

UP Fintech Holding Limited Announces Director Resignation

BEIJING, February 8, 2021 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced that Mr. Chenglong Zhu has tendered his resignation as a director of the Company for personal reasons, effective on February 4, 2021. Mr. Chenglong Zhu’s resignation did not result from any disagreement with the Company.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

For investor and media inquiries please contact:

Investor Relations Contact
Clark S. Soucy
UP Fintech Holding Limited
Email: ir@itiger.com